Exhibit 99(a)(5)

EFiled: Jan 23 2006 12:35PM EST Transaction ID 10391321

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
:
AMAND PARTNERS, on behalf of itself and all others similarly situated,	:

Plaintiff,	:	C.A. No. 1897-N

:

v.	:

THE SPORTS AUTHORITY, INC., JOHN D.	:
MORTON, GORDON D. BARKER,
MARY ELIZABETH BURTON, CYNTHIA R.	:
COHEN, PETER R. FORMANEK, MARTIN E.
HANAKA, RICHARD L, MARKEE,	:
KEVIN M. MCGOVERN, JONATHAN D.
SOKOLOFF, and LEONARD GREEN	:
& PARTNERS, L.P.,

Defendants.	:
x

SHAREHOLDER CLASS ACTION COMPLAINT

Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the public holders of the common stock of The Sports Authority Inc., Inc. (“TSA” or the “Company”) against TSA, and its directors and others for injunctive and other relief arising from TSA’s agreement to be acquired at an inadequate consideration by an investor group led by Green Equity Investors IV, L.P., an affiliate of Leonard Green &

Partners, L.P. (“Leonard Green”) and including members of Sports Authority’s senior management team for $37.25 per share in cash (the “Buyout”).

PARTIES

2.                                       Plaintiff Amand Partners has been the beneficial owner of TSA common stock at all relevant times and continues to be the beneficial owner of such shares.

3.                                       TSA is a Delaware corporation with its principal place of business at 1050 West Hampden Avenue, Englewood, Colorado.  On August 4, 2003, The Sports Authority, Inc. (“Sports Authority”) and Gart Sports Company, the largest and second largest U.S. sporting goods retailers, respectively, completed a merger that created the nation’s preeminent full-line sporting goods chain (the “TSA Merger”). TSA is now the nation’s largest publicly traded full-line sporting goods retailer with pro forma combined sales of approximately $2.5 billion in the fiscal year ended January 31, 2004. The combined company operated 384 stores in 45 states as of January 31, 2004.

4.                                       Defendant John Douglas Morton (“Morton”) is chairman of the board, chief executive officer and president of the Company and has held such positions since June 2004.  From August 2003 until June 2004, Morton was vice chairman of the board and chief executive officer of the Company. From May 1995 to August 2003, Morton was the Company’s chairman of the board, chief executive officer and president. Morton has been with TSA since 1986 when he became division manager of TSA’s Utah region.

5.                                       Defendant Gordon D. Barker (“Barker”) has served as a director of the Company since April 1998.  Barker was the chief executive officer and a director of Thrifty Payless Holdings, Inc., a subsidiary of RiteAid Corporation, from 1996 until its acquisition by RiteAid Corporation in 1997. Leonard Green is a current investor in Rite Aid.

6.                                       Defendant Mary Elizabeth Burton (“Burton”) was a director of TSA’s predecessor, Sports Authority, from 1999 until the TSA Merger, at which time she became a director of TSA.

7.                                       Defendant Cynthia R. Cohen (“Cohen) was a director of TSA’s predecessor, Sports Authority, from 1998 until the TSA Merger, at which time she became a director of TSA.

8.                                       Defendant Peter R. Formanek (“Formanek”) has served as a director of the Company since 1998.

9.                                       Defendant Martin E. Hanaka (“Hanaka”) currently serves as chairman of the board emeritus and has served in such position since June 2004. Hanaka was TSA’s chairman following the TSA merger in August 2003.  Hanaka joined TSA’s predecessor, Sports Authority, in February 1998 as its vice chairman and served as its chief executive officer from September 1998 to August 2003. He served as Sports Authority’s chairman from November 1999 until June 2004.

10.                                 Defendant Richard L. Markee (“Markee) has served as a director of the Company at all relevant times.

11.                                 Defendant Kevin M. McGovern (“McGovern”) has served as a director of the Company since August 2003 at the time of the TSA merger. Mr. McGovern was a director of Sports Authority since 2000.

12.                                 Defendant Jonathan D. Sokoloff (“Sokoloff”) has served as a director of the Company since April 1993.  Sokoloff has been a partner, an executive officer and equity owner of Leonard Green, since its formation in 1994. He is also a director of Rite Aid Corporation, Diamond Triumph Auto Glass, Inc., Dollar Financial Group, Inc., and several private companies. He previously served on the board of directors of a TSA competitor, Big 5 Sporting Goods.

13.                                 Leonard Green is a Delaware limited partnership which is based in Los Angeles, California. Leonard Green specializes in organizing, structuring and sponsoring management buy-outs, going-private transactions and recapitalizations of established public and private companies. Green Equity Investors, L.P. (“Green Equity”), an affiliate of Leonard Green, holds approximately 8% of TSA’s outstanding common stock.  John G. Danhakl, an equity owner of Leonard Green, currently serves on the board of directors of Big 5 Sporting Goods.  Prior to the TSA Merger, Green Equity owned approximately 26% of the outstanding common stock of the Company, which equated to approximately 13% of the combined company post-merger.  In December 2003, Green Equity reduced its beneficial interest in the Company to approximately 8%. The Company also had a management services agreement with a Leonard Green affiliate (“LGA”) whereby LGA received an annual retainer fee of $0.5 million plus reasonable expenses for providing certain management, consulting and financial planning services, which agreement was terminated in September 2003. In addition, in the third quarter of 2003, the Company paid LGA a fee of $4.25 million, plus out-of-pocket expenses, in connection with the TSA merger.

14.                                 The Individual Defendants, as officers and/or directors of the Company stand in a fiduciary relationship to plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of good faith, fair dealing, and full and candid disclosure. By entering into the Buyout, each of the defendants breached and/or aided and abetted the other defendants’ breaches of their fiduciary duties.

CLASS ACTION ALLEGATIONS

15.                                 Plaintiff, a shareholder of the Company, brings this action as a class action pursuant to Delaware Rule of Chancery 23 on behalf of itself and all public common stock holders of the Company (the “Class”).  Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

16.                                 The members of the Class are so numerous that joinder of all of them would be impracticable.  While the exact number of Class members is unknown to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands of Class members. The Company has over twenty-five million shares of common stock outstanding.

17.                                 Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class.  Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

18.                                 There are questions of law and fact common to the members of the Class including, among others, whether:

(a)                                  the defendants have and are breaching their fiduciary duties to the detriment of the Company’s shareholders;

(b)                                 the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

19.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

21.                                 On August 4, 2003, The Sports Authority, Inc. and Gart Sports Company, the largest and second largest U.S. sporting goods retailers, respectively, completed a merger that created the nation’s preeminent full-line sporting goods chain (the “TSA Merger”).  The combined company is now known as The Sports Authority, Inc., is headquartered in Englewood, Colorado and trades on the NYSE under the symbol TSA. It operates approximately 385 stores in 45 U.S. states under The Sports Authority®, Gart

Sports®, Sportmart® and Oshman’s® names. The Company’s e-tailing websites, located at thesportsauthority.com, gartsports.com, sportmart.com and oshmans.com, are operated by GSI Commerce, Inc. under license and e-commerce agreements. In addition, a joint venture with AEON Co., Ltd. operates “The Sports Authority” stores in Japan under a licensing agreement.

22.                                 Since the TSA Merger in August 2003, the Company’s stock has done remarkably well, often trading in the high $30 to low $40 range. However, in July 2004, the Company announced that it was revising its second quarter guidance.  Upon that announcement, the Company’s stock fell.

23.                                 More recently, the Company’s performance has been looking up as reflected in the Company’s Third Quarter 2005 Results, announced on November 17, 2005, which beat analysts’ third-quarter estimates on improved gross margins and a modest 2.8 percent boost in sales.  Defendant Morton, the Company’s Chairman, CEO and President commented as follows with regard to the Company’s results:

Our ability to exceed earnings expectations for the third quarter was driven by significant improvements in merchandise gross margins along with well controlled expenses. Our top-line benefited from strong sales of active apparel, fitness, golf, ski apparel, and team sports.

24.                                 On January 23, 2006, TSA announced that it has entered into a definitive agreement to be acquired by an investor group led by Green Equity Investors IV, L.P., an affiliate of Leonard Green & Partners, L.P. and including members of Sports Authority’s senior management team for $37.25 per share in cash.  The total transaction value, including assumed debt, is approximately $1.3 billion.  The Company’s January 23,

2006 press release indicates that, in accordance with the merger agreement, the Company it will be conducting a market test for the next 20 days.

25.                                 Recognizing the Company’s improving performance and potential for even greater growth, the defendants have determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, thereby denying the Company’s public shareholders the opportunity to obtain fair value for their equity interest.

26.                                 The consideration per share to be paid to Class members is unfair and inadequate consideration because, among other things: (1) the intrinsic value of the Company’s stock is materially in excess of the $37.25 per share that Leonard Green is offering, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; (b) the transaction consideration is not the result of a market check or auction, and was fixed by the defendants without due consideration of the value of the Company’s assets and its prospects for continued improving financial performance.

27.                                 The Buyout is an attempt by the defendants to aggrandize senior management, at the expense of the Company’s public stockholders. The Buyout will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting certain of the defendants to benefit unfairly from the transaction.

28.                                 By agreeing to the offer from the Leonard Green, TSA board’s has initiated a process to sell TSA, which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, information in the public realm does not indicate that the Buyout was the result of a full and fair sale process or active market check.

29.                                 The Individual Defendants have failed to make an informed decision to date as the public record does not indicate that a market check of TSA value was obtained.

30.                                 The Individual Defendants have violated the fiduciary duties they owe to the shareholders of TSA.  The terms of the Buyout, its timing, defendants’ apparent failure to engage in a fair sale process and invite other bidders or to provide a market check, demonstrate an absence of the exercise of due care and of loyalty to TSA public shareholders.

31.                                 The Individual Defendants’ fiduciary obligations under the circumstances of the Buyout obligated them to:

(a)                                  Undertake an appropriate evaluation of TSA’s net worth as a merger/acquisition candidate;

(b)                                 Actively evaluate the Buyout in an attempt to obtain the best value for TSA public shareholders;

(c)                                  Act independently so that the interests of TSA public shareholders will be protected and enhanced; and

(d)                                 Adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of TSA public shareholders.

32.                                 The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein.

33.                                 Leonard Green has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants.  Further, the Buyout could not take place without the knowing participation of Leonard Green.

34.                                 Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit the defendants at the expense of the Company’s public shareholders.

35.                                 By reason of the foregoing, plaintiff and each member of the class is suffering irreparable injury and damages.

36.                                 Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1)                                  Certifying this action as a class action and plaintiff as the Class representative and plaintiff's counsel as Class counsel;

(2)                                  Enjoining the Buyout preliminarily and permanently;

(3)                                  To the extent the Buyout is consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages;

(4)                                  Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants’ unlawful contact;

(5)                                  Directing that the defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

(6)                                  Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys’ fees and expenses; and

(7)                                  Granting such other relief as the Court may find just and proper.

Dated: January 23, 2006	ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

/s/ Carmella P. Keener
Norman M. Monhait (DSBA No. 1040)
Carmella P. Keener (DSBA No. 2810)
919 Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19899-1070
(302) 656-4433

ATTORNEYS FOR PLAINTIFF

OF COUNSEL

THE BRUALDI LAW FIRM
29 Broadway
Twenty Fourth Floor
New York, New York 10006
(212) 952-0602